FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated March 30, 2017

TRANSLATION
Autonomous City of Buenos Aires, March 30, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Information under Article 23, Chapter VII of the Buenos Aires Stock Exchange Regulations – Maxus

Dear Sirs:

The purpose of this letter is to comply with the Rules of reference.

In that regard, and continuing with our communication dated June 20, 2016, please be advised that on March 28, 2017, in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, the "Maxus Entities"), the Creditors' Committees and the Maxus Entities submitted an alternative restructuring plan (the "Alternative Plan") that does not incorporate the agreement (the "Agreement") with YPF S.A. ("YPF" or the "Company"), together with its subsidiaries YPF Holdings Inc., CLH Holdings Inc., YPF International S.A. and YPF Services USA Corp (collectively, the "YPF Entities"), to settle any and all claims held by the Maxus Entities against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit.

Under the Alternative Plan, a liquidating trust (the "Liquidating Trust") may pursue alter ego claims or any other estate claims against the Company and the YPF Entities. The Liquidating Trust will be funded by Occidental Chemical Corporation, a creditor of the Maxus Entities.

YPF first acquired an interest in Maxus Energy Corporation in 1995, and did not cause any releases of contamination associated with the Passaic River in New Jersey and other sites. The aforementioned contamination occurred years or decades prior to the acquisition. Since acquiring an indirect interest in the Maxus Entities, YPF has funded the Maxus Entities with hundreds of millions of dollars which allowed them to comply, among others, with their contractual obligations related to environmental liabilities.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 31, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer